December 14, 2011

Via EDGAR

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Coach, Inc. Form 8-K Filed August 2, 2011 File No. 001-16153

Dear Ms. Jenkins:

We are submitting this letter in response to your comment letter dated December 9, 2011 relating to our Form 8-K filed August 2, 2011. This letter is being furnished on behalf of Coach, Inc., in response to the Commission’s comment.  As used in this letter, “we,” the “Company” and “Coach” refer to Coach, Inc. unless the context requires otherwise.

For your convenience, we have set forth the text of the Staff’s comment in full followed by our response.

Form 8-K filed August 2, 2011

1.
We reviewed your response to our prior comment 3. We do not believe the inclusion of a full non-GAAP income statement is appropriate under the circumstances you have outlined in your response and consistent with Regulation G. As such, please confirm in future Exchange Act filings you will not include a full non-GAAP income statement related to such adjustments.

Response:

We acknowledge the Staff’s comment and confirm that we will not include full non-GAAP income statements in future Exchange Act filings.

516 WEST 34TH STREET NEW YORK, NY 10001  TELEPHONE 212 629 2240

Securities and Exchange Commission
December 14, 2011

As requested in the comment letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comment on the above referenced document as originally filed, and we will comply with the comment received in all future filings, as applicable.  We will be pleased to respond promptly to any requests for additional information.  If you have any further questions, please do not hesitate to call me directly at (212) 629-2240.

Sincerely, /s/ Jane Nielsen Jane Nielsen Executive Vice President and Chief Financial Officer

cc:

Ms. Jamie Kessel, Staff Accountant - SEC Division of Corporation Finance
Mr. Brian Bhandari, Branch Chief – SEC Division of Corporate Finance
Mr. Lew Frankfort, Chairman and Chief Executive Officer of Coach, Inc.
Mr. Todd Kahn, Executive Vice President and General Counsel of Coach, Inc.